15027873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
RECEIVED
NOV 30 2015
Washington DC
201

| SEC FILE NUMBER |
|---|
| 8- 34473 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCCLURG CAPITAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 NORTHGATE DRIVE SUITE 301

(No. and Street)

SAN RAFAEL CA 94903

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G. MCCLURG (415) 472-1445

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

TX 12/2

ab 12/2

# OATH OR AFFIRMATION

I, DAVID G. MCCLURG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCCLURG CAPITAL CORPORATION, as of SEPTEMBER 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ____________________
County of ____________________
Subscribed and sworn to (or affirmed) before me on this ____ day of ____________, _____ by ______________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

President
Title

______________________
Notary Public

**California Jurat Attached**

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________ MF

4 ______________________________

5 ______________________________

6 ______________________________ ______________________________

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 27th day of November, 2015,
*Date* *Month* *Year*
by
(1) David Granville McClurg
(and (2) ______________________________ ),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MICHAEL D. FORSTER
COMM. # 2118451
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires JULY 5, 2019

Signature ______________________________
*Signature of Notary Public*

*Seal*
*Place Notary Seal Above*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document** MF

**Title or Type of Document:** ______________________________

**Number of Pages:** _____ **Signer(s) Other Than Named Above:** ______________________________

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

Board of Directors
McClurg Capital Corporation

We have audited the accompanying statement of financial condition of McClurg Capital Corporation as of September 30, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of McClurg Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of McClurg Capital Corporation's financial statements. The supplemental information is the responsibility of McClurg Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 25, 2015

**McClurg Capital Corporation**
**Statement of Financial Condition**
**September 30, 2015**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 182,511 |
| Investments, at fair market value | | 329,326 |
| Deposit with clearing organization | | 39,368 |
| Equipment & furniture, net | | 54,383 |
| Prepaid expense | | 21,254 |
| **Total assets** | $ | 626,842 |

**Liabilities and Stockholders' Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Commissions payable | $ | 69,585 |
| Income taxes payable | | 2,259 |
| Employee compensation and benefits payable | | 39,351 |
| **Total liabilities** | | 111,195 |
| Commitments and contingencies | | |
| **Stockholders' equity** | | |
| Common stock, no par value, 1,000,000 shares authorized, 822,000 shares issued and outstanding | | 16,063 |
| Retained earnings | | 499,584 |
| **Total stockholders' equity** | | 515,647 |
| **Total liabilities and stockholders' equity** | $ | 626,842 |

*The accompanying notes are an integral part of these financial statements.*

**McClurg Capital Corporation**
**Statement of Income**
**For the Year Ended September 30, 2015**

| | | |
|---|---|---|
| **Revenues** | | |
| Commission income | $ | 975,106 |
| Fee based income | | 496,276 |
| Insurance income | | 126,018 |
| Consulting fees | | 11,474 |
| Interest income | | 3,204 |
| Realized gains (losses) | | (12,323) |
| Other income | | 16,319 |
| **Total revenues** | | 1,616,074 |
| **Expenses** | | |
| Employee compensation and benefits | | 159,530 |
| Commissions & floor brokerage | | 1,203,728 |
| Occupancy | | 62,294 |
| Communications | | 25,808 |
| Other operating expenses | | 130,836 |
| **Total expenses** | | 1,582,196 |
| **Net income (loss) before income tax provision** | | 33,878 |
| **Income tax provision** | | 3,626 |
| **Net income (loss)** | $ | 30,252 |

*The accompanying notes are an integral part of these financial statements.*

**McClurg Capital Corporation**

**Statement of Financial Condition**

**For the Year Ended September 30, 2015**

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| **Balance at September 30, 2014** | $ 16,063 | $ 469,332 | $ 485,395 |
| Net income (loss) | - | 30,252 | $ 30,252 |
| **Balance at September 30, 2015** | $ 16,063 | $ 499,584 | $ 515,647 |

*The accompanying notes are an integral part of these financial statements.*

**McClurg Capital Corporation**
**Statement of Financial Condition**
**For the Year Ended September 30, 2015**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 30,252 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 14,832 | |
| (Increase) decrease in assets: | | |
| Deposit with clearing organization | (2) | |
| Investments, at fiar market value | 32,767 | |
| Prepaid expense | (5,428) | |
| Increase (decrease) in liabilities: | | |
| Commissions payable | 7,765 | |
| Employee compensation and benefits payable | 6,043 | |
| Income taxes payable | 2,259 | |
| Total adjustments | | 58,236 |
| **Net cash provided by (used in) operating activities** | | 88,488 |
| **Net cash provided by (used in) in investing activities** | | - |
| **Net cash provided by (used in) financing activities** | | - |
| **Net increase (decrease) in cash** | | 88,488 |
| **Cash and cash equivalents at beginning of year** | | 94,023 |
| **Cash and cash equivalents at end of year** | | $ 182,511 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Interest | $ 386 |
| Income taxes | $ 3,626 |

*The accompanying notes are an integral part of these financial statements.*

**McClurg Capital Corporation**
**Notes to Financial Statements**
**September 30, 2015**

## NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Organization*

McClurg Capital Corporation (the "Company") was incorporated in the State of California on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including those of a mutual fund retailer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis with the related commissions income and expenses also recorded on a trade date basis.

Advertising costs for the year ending September 30, 2015 was $9,309.

All investment in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 6. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 11).

## NOTE 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2015 was $39,368.

## NOTE 3: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of securities traded on a national securities exchange which are stated at the last reported price on the day of valuation. To the extent that these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy, as described in Note 6. As of September 30, 2015, these securities are reported at their fair market value of $329,326.

## McClurg Capital Corporation
## Notes to Financial Statements
## September 30, 2015

### NOTE 4: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are as follows:

| | Current | Defered | Valuation Allowance | Total |
|---|---|---|---|---|
| Federal | $ - | $ - | $ - | $ - |
| State | 3,626 | - | - | 3,626 |
| Total income taxes expense (benefit) | $ 3,626 | $ - | $ - | $ 3,626 |

### NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | Useful Life |
|---|---|---|
| Auto | $ 74,158 | 5-7 |
| | 74,158 | |
| Less: accumulated depreciation | (19,775) | |
| Property and equipment, net | $ 54,383 | |

Depreciation expense for the year ended September 30, 2015 was $14,832.

**McClurg Capital Corporation**
**Notes to Financial Statements**
**September 30, 2015**

## NOTE 6: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2015:

| **Assets** | **Level 1** | **Level 2** | **Level 3** |
|---|---|---|---|
| Investments, at fair market value | $ 329,326 | $ - | $ - |
| **TOTALS** | $ 329,326 | $ - | $ - |

## NOTE 7: OCCUPANCY

*Commitments*

The Company had a one (1) year lease for its current office space which expired during the year. Rent expense under this agreement for the year ended September 30, 2015 was $62,294.

## NOTE 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

## NOTE 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## NOTE 10: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Accounting Standards Codification No. 712, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution based upon the current year's earnings will be made to the plan in 2015. The amount of that contribution is expected to be $28,190 and has been reflected in the accompanying statement of income.

McClurg Capital Corporation
Notes to Financial Statements
September 30, 2015

## NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## NOTE 12: COMMITMENTS AND CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## NOTE 13: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending September 30, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## NOTE 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2015, the Company had net capital of $390,537 which was $290,537 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($111,195) to net capital was 0.28 to 1.

**McClurg Capital Corporation**
**Notes to Financial Statements**
**September 30, 2015**

## NOTE 15 : RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $30,971 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 421,508 |
| Adjustments | | |
| Retained Earnings | $ (31,023) | |
| Non-allowable assets | 572 | |
| Haircuts and undue concentration | (520) | |
| Total adjustments | | (30,971) |
| Net capital per audited statements | | $ 390,537 |

**McClurg Capital Corporation**
**Statement of Financial Condition**
**Pursuant to Rule 15c3-1**
**As of September 30, 2015**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 16,063 | |
| Retained earnings | 499,584 | |
| **Total stockholder's equity** | | $ 515,647 |
| Less: Non-allowable assets | | |
| Prepaid expense | (21,254) | |
| Equipment & furniture, net | (54,383) | |
| **Total non-allowable assets** | | (75,637) |
| **Net capital before haircuts** | | 440,010 |
| Less: Haircuts and undue concentration | | |
| Haircut on equity securities | (44,072) | |
| Haircut on money market funds | (2,394) | |
| Haircut on bond mutual funds | (664) | |
| Haircut on stock mutual funds | (2,343) | |
| **Total haircuts & undue concentration** | | (49,473) |
| **Net Capital** | | 390,537 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 7,413 | |
| Minimum dollar net capital required | $ 100,000 | |
| Net capital required (greater of above) | | (100,000) |
| **Excess net capital** | | $ 290,537 |
| Aggregate indebtedness | | $ 111,195 |
| Ratio of aggregate indebtedness to net capital | 0.28:1 | |

There was a difference of $30,971 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2015 (See Note 15).

*See independent auditor's report*

**MCCLURG CAPITAL CORPORATION**

**Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3**

**As of September 30, 2015**

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

*See independent auditor's report*

**McClurg Capital Corporation**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended September 30, 2015**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) McClurg Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which McClurg Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) McClurg Capital Corporation stated that McClurg Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. McClurg Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McClurg Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 25, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

McCLURG CAPITAL
CORPORATION
Investments & Asset Management

950 Northgate Drive, Suite 301 • San Rafael, CA 94903 • (415) 472-1445 • (888) 472-1430 • Fax: (415) 472-1427 • Email: invest@mcclurgcapital.com
www.mcclurgcapital.com

# Assertions Regarding Exemption Provisions

We, as members of management of McClurg Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending October 1, 2014 through September 30, 2015.

McClurg Capital Corporation

By:

David G. McClurg, President

October 15, 2015

**McClurg Capital Corporation**
**Report on the SIPC Annual Assessment**
**Pursuant to Rule 17a-5(e)4**
**For the Year Ended September 30, 2015**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
McClurg Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by McClurg Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating McClurg Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). McClurg Capital Corporation's management is responsible for McClurg Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by McClurg Capital Corporation supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 25, 2015

## McClurg Capital Corporation
## Schedule of Securities Investor Protection Corporation
## Assessments and Payments
## For the Year Ended September 30, 2015

| | | Amount |
|---|---|---|
| **Total assessment** | $ | 1,915 |
| SIPC-6 general assessment<br>Payment made on May 22, 2015 | | (610) |
| Less prior overpayment applied | | - |
| SIPC-7 general assessment<br>Payment made on October 22, 2015 | | (1,305) |
| **Total assessment balance (overpayment carried forward)** | $ | - |